Xunlei Limited

3709 Baishi Road

Nanshan District, Shenzhen 518000

The People’s Republic of China

August 24, 2023

VIA EDGAR

Mr. Kyle Wiley

Mr. Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xunlei Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on April 26, 2023 (File No. 001-35224)

Dear Mr. Wiley and Mr. Dunham,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 14, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 171

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 24, 2023

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on Schedule 13Ds and Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders. In addition, to the extent the Company’s major shareholders are also the Company’s directors, the Company also relied on a questionnaire that the Company required them to complete as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing. The questionnaire seeks information regarding their shareholdings in the Company. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members and the questionnaires completed by directors as well as Schedule 13Ds and Schedule 13Gs and the amendments thereto, other than (i) Itui International Inc., and (ii) entities controlled by Mr. Sean Shenglong Zou, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of March 31, 2023. Based on the review of the public filings and the questionnaires completed by directors of the Company:

•	Itui International Inc. held 41.1% of the total issued and outstanding shares of the Company as of March 31, 2023. Itui International Inc. is a limited liability company incorporated under the laws of the Cayman Islands. Mr. Jinbo Li, the chairman and chief executive officer of the Company, through his holding vehicle, owns 19.4% of the total outstanding shares (equal to 54.5% of the total voting power of all outstanding shares) of Itui International Inc. Best Ventures Limited, formerly known as Xiaomi Ventures Limited, owns 16.3% of the total outstanding shares of Itui International Inc. and has a veto right in determining how the voting power of Itui International Inc. should be exercised when Itui International Inc. votes as a shareholder of the Company on certain matters in relation to the Company. As a result, Mr. Jinbo Li and Best Ventures Limited are deemed to be beneficial owners of, and share voting and dispositive power over, common shares and ADSs of the Company held by Itui International Inc. Best Ventures Limited is wholly owned by Xiaomi Corporation, a limited liability company organized under the laws of the Cayman Islands and listed on the Hong Kong Stock Exchange (Stock Code: 1810).

•	Sean Shenglong Zou, through Vantage Point Global Limited and Eagle Spirit LLC, held 7.1% of the total issued and outstanding shares of the Company as of March 31, 2023. Vantage Point Global Limited is a British Virgin Islands company that is 100% beneficially owned by Mr. Zou through a family trust. Eagle Spirit LLC is a Delaware limited liability company that is wholly owned by a Choice & Chance Limited, which in turn is wholly-owned by Mr. Zou, and Mr. Zou is the sole director of Eagle Spirit LLC.

Based on the foregoing, the Company believes that it is not owned or controlled by any governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 24, 2023

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of March 31, 2023, its shareholders included: (i) The Bank of New York Mellon, (ii) Itui International Inc., (iii) entities controlled by Mr. Sean Shenglong Zou, (iv) Leading Advice Holdings Limited, and (v) other individual or institutional shareholders with each of them holding less than 5 common shares. The Bank of New York Mellon is the nominee for the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on Schedule 13Ds and Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. Leading Advice Holdings Limited is a holding vehicle that holds certain shares for the Company’s share incentive awards. The Company confirms that no governmental entities in the Cayman Islands owns any shares of Leading Advice Holdings Limited. In terms of Itui International Inc. and entities controlled by Mr. Sean Shenglong Zou, based on the foregoing, the Company believes that none of them is owned or controlled by a governmental entity of the Cayman Islands. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company.

Based on the foregoing, the Company believes it is reasonable and sufficient to rely on register of members, Schedule 13D and Schedule 13G filings and the amendments thereto, and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “Xunlei Limited” and “the VIE or the VIE’s subsidiaries.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities listed in Exhibit 8.1 are incorporated include the British Virgin Islands, Singapore, Hong Kong and mainland China.

Based on public information and to the best of the Company’s knowledge, as of the date of the 2022 Form 20-F, the Company (i) held 100% equity interests in all of its consolidated foreign operating entities as set out in Exhibit 8.1 that were established in the British Virgin Islands, Singapore and Hong Kong, and (ii) held either 100% equity interests or controlling interests in all of its consolidated foreign operating entities as set out in Exhibit 8.1 that were established in mainland China. For those consolidated foreign operating entities as set out in Exhibit 8.1 that were established in mainland China and not wholly-owned by the Company, the Company confirms that based on public information and to the best of the Company’s knowledge, as of the date of the 2022 Form 20-F, no governmental entities in mainland China owns any shares of these consolidated foreign operating entities.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 24, 2023

•	With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, based on the foregoing analysis in the response to Comments 1 and 2 above, no government entities has a controlling financial interest in the Company and the Company’s consolidated foreign operating entities set out in Exhibit 8.1, including the VIE and the VIE’s subsidiaries.

With respect to the required disclosure under paragraph (b)(4) of Item 16I, the Company confirms that, to the best of the Company’s knowledge, none of the members of the board of the Company or the directors of the Company’s consolidated foreign operating entities set out in Exhibit 8.1 are officials of the Chinese Communist Party.

With respect to the required disclosure under paragraph (b)(5) of Item 16I, the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities set out in Exhibit 8.1 do not contain any charter of the Chinese Communist Party.

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 24, 2023

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors and directors of the Company’s consolidated operating entities to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he or she is not an official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of the Company is an official of the Chinese Communist Party. In addition, the Company also requires the directors of the Company and its consolidated operating entities to notify the Company or the relevant entity if any of these directors serves as an official of the Chinese Communist Party. To date, the Company has not received any notice from these directors regarding their position as an official of the Chinese Communist Party.

The Company believes that it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis for its submission that none of them is an official of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 0755 6111 1571 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

Xunlei Limited

By:	/s/ Naijiang (Eric) Zhou
Name: Naijiang (Eric) Zhou
Title: Chief Financial Officer

cc:	Jinbo Li, Chairman of the Board and Chief Executive Officer, Xunlei Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP